Exhibit 99.2

LONG BEACH HOTEL PROPERTIES, LLC

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2
Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Comprehensive Loss	5
Consolidated Statements of Changes in Capital	6
Consolidated Statements of Cash Flows	7
Notes to Consolidated Financial Statements	8-16

Report of Independent Registered Public Accounting Firm

To the Members of
Long Beach Hotel Properties, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in members’ equity, of comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Long Beach Hotel Properties, LLC and its subsidiaries at December 31, 2012 and the results of their operations and of their cash flows for the year ended December 31, 2012 and for the period from May 5, 2011 (date of acquisition) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, NY
March 12, 2013

Exhibit 99.2 - 2

LONG BEACH HOTEL PROPERTIES, LLC

CONSOLIDATED BALANCE SHEETS

	July 17, 2013
	(Unaudited)	December 31, 2012
ASSETS
Investments in hotels, net	$59,187,000	$60,680,200
Cash and cash equivalents	1,767,600	1,272,100
Restricted cash	880,600	754,400
Accounts receivable, net	1,605,900	867,000
Notes receivable	1,430,700	1,390,800
Prepaid ground leases	6,455,000	6,514,300
Prepaid expenses and other assets	351,900	388,200
Deferred franchise fees, net	26,500	28,600
Deferred loan costs, net	179,300	191,700
TOTAL ASSETS	$71,884,500	$72,087,300

LIABILITIES AND CAPITAL
Debt	$45,939,800	$46,148,100
Accounts payable	844,200	371,600
Advance deposits	686,500	352,300
Accrued expenses and other payables	1,375,200	1,738,100
TOTAL LIABILITIES	48,845,700	48,610,100

Commitments and contingencies (Note 13)

CAPITAL	23,038,800	23,477,200

TOTAL LIABILITIES AND CAPITAL	$71,884,500	$72,087,300

See Notes to Consolidated Financial Statements.

Exhibit 99.2 - 3

LONG BEACH HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from
	January 1, 2013
	through		Period from May 5,
	July 17, 2013		2011 (Acquisition)
	(Date of sale)	Year Ended	through
	(Unaudited)	December 31, 2012	December 31, 2011
REVENUES
Rooms	$8,291,500	$14,726,800	$9,021,500
Food and beverage	3,530,000	6,655,200	4,239,000
Other income	634,600	1,045,500	618,500
TOTAL REVENUES	12,456,100	22,427,500	13,879,000

OPERATING EXPENSES
Food and beverage	2,766,400	5,251,700	3,200,700
Rooms	2,304,700	4,257,300	2,557,500
Depreciation	1,664,500	3,081,700	2,100,300
Marketing	1,079,200	1,876,400	1,170,600
General and administrative	899,700	1,746,700	1,069,900
Property taxes and insurance	645,100	1,436,600	719,100
Repairs and maintenance	609,700	1,046,400	595,200
Management fees	529,100	950,000	324,000
Utilities	320,800	589,100	468,200
Other operating expenses	195,300	179,600	82,400
	11,014,500	20,415,500	12,287,900

OTHER OPERATING EXPENSES
Professional fees and other expenses	67,500	56,300	1,231,700
Property expenses	96,700	193,500	128,900
TOTAL OTHER OPERATING EXPENSES	164,200	249,800	1,360,600
OPERATING INCOME	1,277,400	1,762,200	230,500

OTHER INCOME AND (EXPENSES)
Interest income	40,000	80,300	67,000
Interest and loan cost expenses	(1,487,700)	(3,194,100)	(2,272,700)
Loss on extinguishment of debt	—	(235,600)	—
	(1,447,700)	(3,349,400)	(2,205,700)

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(170,300)	(1,587,200)	(1,975,200)
(Provision for) benefit from income taxes	(87,100)	42,400	(4,900)
NET LOSS	$(257,400)	$(1,544,800)	$(1,980,100)

See Notes to Consolidated Financial Statements.

Exhibit 99.2 - 4

LONG BEACH HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Period from
	January 1, 2013		Period from
	through		May 5, 2011
	July 17, 2013		(Acquisition)
	(Date of sale)	Year Ended	through
	(Unaudited)	December 31, 2012	December 31, 2011
Net Loss	$(257,400)	$(1,544,800)	$(1,980,100)
Other Comprehensive Income (Loss):
Unrealized gain (loss) on derivative instruments	1,000	(33,900)	—
Comprehensive Loss	$(256,400)	$(1,578,700)	$(1,980,100)

See Notes to Consolidated Financial Statements.

Exhibit 99.2 - 5

LONG BEACH HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
Period from January 1, 2013 through July 17, 2013 (Date of sale) (Unaudited), the year ended December 31, 2012 and for the period from acquisition (May 5, 2011) through December 31, 2011

	Contributed Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at May 5, 2011 (Acquisition)	$56,680,600	$(19,589,800)	$(7,243,900)	$—	$29,846,900

Net loss	—	—	(1,980,100)	—	(1,980,100)

Distributions	—	(735,000)	—	—	(735,000)

Balance at December 31, 2011	56,680,600	(20,324,800)	(9,224,000)	—	27,131,800

Net loss	—	—	(1,544,800)	—	(1,544,800)

Distributions	—	(2,075,900)	—	—	(2,075,900)

Other Comprehensive Loss:
Change in unrealized loss on derivative instruments	—	—	—	(33,900)	(33,900)

Balance at December 31, 2012	56,680,600	(22,400,700)	(10,768,800)	(33,900)	23,477,200

Net loss (Unaudited)	—	—	(257,400)	—	(257,400)

Distributions (Unaudited)	—	(182,000)	—	—	(182,000)

Other Comprehensive Income:
Change in unrealized gain on derivative instruments (Unaudited)	—	—	—	1,000	1,000

Balance at July 17, 2013 (Date of sale, unaudited)	$56,680,600	$(22,582,700)	$(11,026,200)	$(32,900)	$23,038,800

See Notes to Consolidated Financial Statements.

Exhibit 99.2 - 6

LONG BEACH HOTEL PROPERTIES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from
	January 1, 2013		Period from
	through		May 5, 2011
	July 17, 2013		(Acquisition)
	(Date of sale)	Year Ended	through
	(Unaudited)	December 31, 2012	December 31, 2011
Cash Flows from Operating Activities
Net loss	$(257,400)	$(1,544,800)	$(1,980,100)
Adjustments to net loss:
Depreciation	1,660,000	3,081,700	2,100,300
Amortization	103,700	212,800	161,800
Loss on extinguishment of debt	—	235,600	—
Changes in assets and liabilities:
Accounts receivable	(677,900)	(8,300)	(101,100)
Prepaid expenses and other assets	(19,500)	3,200	747,200
Accounts payable	472,600	(202,200)	(170,600)
Accrued expenses and other payables	(362,300)	334,800	155,800
Advance deposits	334,300	(6,900)	14,400
Net Cash Provided by Operating Activities	1,253,500	2,105,900	927,700

Cash Flows from Investing Activities
Improvements and additions to investments in hotels	(166,800)	(1,007,000)	(327,100)
Principal payments received from notes receivable	—	105,100	65,700
Interest payments received from notes receivable	—	53,500	102,400
Accrued interest on notes receivable	(40,000)	(80,000)	(66,600)
Funds placed in escrow	(126,200)	(325,500)	(179,600)
Net Cash Used in Investing Activities	(333,000)	(1,253,900)	(405,200)

Cash Flows from Financing Activities
Prepayment of mortgage principal	—	(14,670,900)	—
Proceeds from mortgage financing	—	15,000,000	—
Payment of financing costs	(34,600)	(234,000)	—
Purchase of interest rate cap	—	(39,500)	—
Scheduled payments of mortgage principal	(208,400)	(463,500)	(356,600)
Cash distributions to members	(182,000)	(2,075,900)	(735,000)
Net Cash Used in Financing Activities	(425,000)	(2,483,800)	(1,091,600)

Increase (decrease) in cash and cash equivalents	495,500	(1,631,800)	(569,100)
Cash and cash equivalents, beginning of period	1,272,100	2,903,900	3,473,000
Cash and Cash Equivalents, End of Period	$1,767,600	$1,272,100	$2,903,900

Supplemental Disclosure of Cash Flow Information
Interest paid	$1,108,700	$2,906,300	$2,110,600
Income taxes paid	$—	$800	$800

See Notes to Consolidated Financial Statements.

Exhibit 99.2 - 7

LONG BEACH HOTEL PROPERTIES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Principles of Consolidated Financial Statements

Long Beach Hotel Properties, LLC (the “Company”) was incorporated on June 26, 2007 under the laws of the State of California and shall continue until terminated or by operation of law.

The Company owns two hotels in Long Beach, California, through its wholly-owned subsidiaries, Queensbay Hotel, LLC (“Queensbay”) operating as The Hotel Maya, a Doubletree by Hilton (“The Hotel Maya”), and Portside Partners, LLC (“Portside”) operating as Residence Inn by Marriott (“Residence Inn”). The Company’s managing member is Ensemble Hotel Partners, LLC (“EHP”). Profit and loss allocations for the Company are based on the terms of the operating agreement.

CWI Long Beach Hotels, LLC (“CWI”) sold its 49% interest in the Company on July 17, 2013.

CWI Contribution Agreement

On May 5, 2011, the Company entered into a contribution agreement with CWI. In exchange for approximately $19,699,000, CWI received a 49% interest in the Company. The original membership interests in the Company were distributed to the original members who, in turn, formed LBHP-Ensemble Partners, LLC (“LEP”) and LEP was then admitted as a 51% member of the Company. CWI’s investment was made in the form of preferred equity interest that carries a cumulative preferred dividend of 9.5% per year and is senior to EHP’s equity interest. CWI has the option to acquire an additional 1% interest in the Company for $402,000 upon meeting the requirements of a qualified real estate investor and receiving written confirmation of such from the residence mortgage lender. Management has determined there was not a change in control of the Company as a result of CWI’s investment and that the transaction did not constitute a business combination. Accordingly the Company’s consolidated financial statements were not subject to a step-up in basis at the time of CWI’s investment.

In connection with CWI’s investment, the Company elected to treat a corporate subsidiary, Long Beach Hotel Operator, Inc. (the “Operator”) which engages in hotel operations as a taxable REIT subsidiary (“TRS”). A TRS is subject to corporate federal income taxes. The TRS provides for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740 “Income Taxes.”

The Hotel Maya

The Hotel Maya was purchased for approximately $11,531,300 in March 2005 and has 199 guest rooms. The hotel operates under a franchise agreement from Doubletree Franchise, LLC (Note 7). The Hotel Maya operates as a full service hotel with indoor and outdoor meeting and banquet space. There is also a water parcel with an operating marina. The primary customers include leisure transient guests, business travelers and group and wedding attendees.

Residence Inn

The Residence Inn was developed collaboratively by EHP and Ensemble Real Estate Services, LLC, an affiliate of EHP. The Residence Inn, placed in service in May 2009, has 178 suites and is a limited service, extended stay hotel operating under a franchise agreement from Residence Inn by Marriott, LLC (“Marriott”) (Note 6). The Residence Inn customer base includes primarily business travelers, extended stay guests and some leisure guests.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

In accordance with Rule 3-09 of Regulation S-X, full financial statements of significant equity investments are required to be presented in the annual report of the investor. For purposes of S-X 3-09, the investee’s separate annual financial statements should only depict the period of the fiscal year in which it was accounted for by the equity method by the investor. Accordingly, the accompanying consolidated financial statements have been prepared for the period from May 5, 2011 (date of CWI’s acquisition) to December 31, 2011, for the year ended December 31, 2012 and for the period from January 1, 2013 through July 17, 2013 (date of CWI’s sale).

Exhibit 99.2 - 8

Notes to Consolidated Financial Statements

Principles of Consolidation

The accompanying consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, at the time of purchase, to be cash equivalents. Cash and cash equivalents include amounts in non-interest bearing checking accounts and an interest-bearing money market account.

Accounts Receivable, Net

Accounts receivable is primarily comprised of receivables related to hotel guests and is presented net of an allowance for doubtful accounts. The Company provides for a reserve at the time collectability is considered doubtful. There was no allowance for doubtful accounts recorded at December 31, 2013 or 2012. As of July 17, 2013 and December 31, 2012, accounts receivable also includes amounts due from Marriott totaling $469,200 (unaudited) and $343,800, respectively.

Prepaid Expenses and Other Assets

Prepaid expenses include prepaid insurance, prepaid property taxes and other prepaid expenses. As of July 17, 2013 and December 31, 2012, prepaid expenses totaled $156,900 (unaudited) and $170,000, respectively. As of July 17, 2013 and December 31, 2012, other assets include due from affiliates totaling $61,000 (unaudited) and $61,000, inventories totaling $88,800 (unaudited) and $77,200, respectively, and derivative instruments of $6,200 (unaudited) and $5,600, respectively. Inventories consist of food, beverage and supplies and are stated at lower of cost (first-in, first-out) or market.

Restricted Cash

Restricted cash represents monthly deposits to cover costs of replacements, renewals and additions to furniture, fixtures, and equipment and routine capital expenditures (“FF&E Reserve”) as required by the management agreement with Marriott (Note 6).

Notes Receivable

Notes receivable includes accrued interest. Interest is recognized as earned (Note 3).

Investments in Hotels

The investments in hotels are stated at cost less accumulated depreciation. The book value of property and equipment, acquired through a purchase, are based upon the allocation of the purchase price at the time of acquisition. All other additions are stated at cost. Property, plant and equipment are depreciated on the straight-line method over the following estimated useful lives:

Buildings and improvements	10 to 39 years
Furniture, fixtures and equipment	3 to 7 years

Expenditures for maintenance and repairs are expensed as incurred. Upon sale, retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts, and the net amount less any proceeds is charged or credited to income.

The Company assesses the fair value of acquired real estate assets (including land, buildings, site improvements, above- and below-market leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities) in accordance with ASC Topic 805, “Business Combinations,” and allocates the fair value to the acquired assets and assumed liabilities. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that are deemed appropriate, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

Exhibit 99.2 - 9

Notes to Consolidated Financial Statements

Impairment

The carrying value of long-lived assets including hotels and capitalized development costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual investments may not be recoverable. An impairment charge is recognized when estimated future cash flows (undiscounted and without interest charges) are less than the carrying amount of the investments. The estimation of future cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economics and market conditions and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the Company’s long-lived assets. To the extent that an impairment has occurred, the excess of the carrying amount of the long-lived assets over its estimated fair value will be charged to income. For the period from January 1, 2013 through July 17, 2013 (unaudited), during the year ended December 31, 2012 and for the period from acquisition through 2011, management believed there was no impairment of the carrying value of its long-lived assets.

Deferred Franchise Fees

Initial franchise fees are capitalized and amortized over the term of the agreement on a straight-line basis and are reflected as a component of other expenses. The initial franchise fee for the Doubletree by Hilton franchise, commencing November 1, 2010, was $37,500. The net carrying amount of deferred franchise fees was $26,500 (unaudited) and $28,600 at July 17, 2013 and December 31, 2012, respectively. Deferred franchise fees expense was $1,900 (unaudited), $3,700 and $2,500 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and the period from May 5, 2011 through December 31, 2011, respectively, and is reflected as a component of Marketing in the accompanying consolidated statements of operations (Note 7).

Deferred Financing Costs

Financing costs are deferred and expensed over the term of the loan using the straight-line method which approximates the effective interest method. In June 2012, the Company refinanced the mortgage loan related to the Hotel Maya. At that time, the unamortized loan costs related to the retired loan, aggregating $235,600, were written off. Loan costs of $233,900 related to the new loan were recorded as deferred loan costs. The net carrying amount of deferred loan costs were $179,300 (unaudited) and $191,700 at July 17, 2013 and December 31, 2012, respectively. For the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and the period from May 5, 2011 through December 31, 2011, loan cost amortization expense amounted to $47,000 (unaudited), $99,600 and $86,400, respectively, and is reflected as a component of Interest and loan cost expenses in the accompanying consolidated statements of operations.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

Prepaid Ground Leases

On December 31, 2010, the Company entered into a contribution agreement with QW Land Holding Company, LLC (“QWL”), to assign the Queensbay ground sublease and Portside ground sublease to Queensbay and Portside, respectively. The prepaid ground leases are expensed on a straight-line basis over the term of the lease (60 - 62 years). Ground lease amortization expense was $50,100 (unaudited), $109,500 and $72,900 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and the period from May 5, 2011 through December 31, 2011, respectively, and is included in Property expenses in the accompanying consolidated statements of operations.

Advance Deposits

The Company defers advances received for group reservations, weddings and other events. Advance deposits for group reservations, weddings and other events was $686,500 (unaudited) and $352,300 at July 17, 2013 and December 31, 2012, respectively. The Company will recognize the related revenue when occupancy or the event occurs, or when an advance deposit is forfeited.

Exhibit 99.2 - 10

Notes to Consolidated Financial Statements

Income Taxes

For tax purposes, there are two separate filing entities – the Company and the Operator, a TRS. The Company has elected to be treated as a partnership for federal and state income tax purposes. Taxable income or loss will be allocated in accordance with the operating agreement to the individual members. The Company is subject to the applicable state limited liability company fee. Any penalties or interest incurred in relation to filing respective tax returns will be paid by the Company.

The Operator operates as a TRS, and it is, therefore, subject to corporate federal income tax.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that no such reserves were required at July 17, 2013 and December 31, 2012.

Revenue Recognition

The Company recognizes room rental, food and beverage and other revenues as the related services are provided. Sales and occupancy taxes collected from customers submitted to taxing authorities are not recorded in revenue.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash deposited with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions, which limits its credit risk.

Diversification Risk

The assets of the Company are concentrated in the real estate sector. Accordingly, the Company’s investments may be subject to more rapid change in value than would be the case if the Company were to maintain a wide diversification among investments or industrial sectors. Furthermore, even within the real estate sector, the investment portfolio is concentrated in terms of geography and type of real estate investment. This lack of geographic diversification may also subject the investments of the Company to more rapid change in value than would be the case if the assets of the Company were more widely diversified.

Note 3. Notes Receivable

Portside entered into a Transient Occupancy Tax (“TOT”) Reimbursement Agreement with the City of Long Beach (“the City”) on July 16, 2008. In connection with soil improvement work performed on the property subleased by Portside, the City executed an agreement for a refund of Portside’s TOT not to exceed $1,500,000. The agreement commenced October 1, 2009 and accrues interest at 7% per annum. On October 1, 2009, per the agreement, the City reimbursed an amount equal to 25% of the total TOT revenue paid to the City by Portside during the previous year. Annually, thereafter, the City must make principal payments of $150,000 and interest payments on all interest accrued to date, but not to exceed 25% of the annual TOT revenue paid by Portside to the City. The agreement terminates on October 1, 2018, at which time the remaining unpaid principal and interest must be paid in full or the terms of the agreement must be extended until all outstanding principal and interest is paid to Portside. The note is unsecured and Portside has the right to assign its interest in the agreement to any person or entity which legally succeeds to the interests of Portside under the sublease, in accordance with all transfer requirements contained in the sublease. The balance on the note, including interest, was $1,342,700 (unaudited) and $1,302,800 at July 17, 2013 and December 31, 2012, respectively.

Also included in notes receivable at both July 17, 2013 and December 31, 2012 is $88,000 in working capital advances made to Marriott as part of the Company’s management agreement (Note 6). The receivable is non-interest bearing and is due upon

Exhibit 99.2 - 11

Notes to Consolidated Financial Statements

termination of the management agreement.

Note 4. Investments in Hotels

Investments in hotels consist of the following:

	July 17, 2013 (Unaudited)	December 31, 2012
Buildings and improvements	$63,859,500	$63,821,900
Furniture, fixtures and equipment	10,165,300	10,036,100
Hotels, at cost	74,024,800	73,858,000
Less: Accumulated depreciation	(14,837,800)	(13,177,800)
Net investments in hotels	$59,187,000	$60,680,200

Depreciation expense for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011 was $1,659,900 (unaudited), $3,081,700 and $2,100,300, respectively.

Note 5. Rental Income

The Company subleased a portion of its land, the space commonly known as “Water Parcel IV,” a commercial water area located on Queensbay’s property, to Harbor Light Landing, LLC (“Subtenant”). The Subtenant pays rent based on 10% of gross mooring, slip rental revenue and other similar water parcel operations and 5% of gross charter, group, yacht club membership, corporate and other similar office operations. The sublease terminates March 31, 2020. Rental income related to the sublease for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011 was $12,800 (unaudited), $23,400 and $29,400, respectively, and is reflected in Food and beverage and other income in the accompanying consolidated statements of operations.

Note 6. Management Fees

The Hotel Maya

In May 2011, the Company entered into a management agreement with EHP, a related party, to manage The Hotel Maya’s operation (Note 11).

Residence Inn

Marriott manages the Residence Inn property. Under the management agreement with Marriott, effective May 11, 2007 and amended March 23, 2009, the Company pays monthly management fees equal to the base management fee (6% of Residence Inn’s gross revenue from June 2009 through August 2011 and 7% from September 2011 onward) and an incentive management fee based on Residence Inn’s Available Cash Flow, as defined in the management agreement. Management fees were $288,600 (unaudited), $513,000 and $324,000 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011, respectively, and are reflected in Management fees in the accompanying consolidated statements of operations. Additionally, pursuant to the management agreement, the Company must maintain an FF&E Reserve. The FF&E Reserve percentage, calculated as a percentage of gross revenue, ranges from 2% to 4% in 2011. During 2012, the FF&E Reserve percentage increased to 5% and shall remain at 5% until termination of the management agreement in 2032. The agreement shall automatically renew for two additional 10-year terms, unless written notice of election not to renew is given 365 days prior to expiration of the agreement. Additionally, under the management agreement with Marriott, the Company pays marketing fees, which are calculated as 2.5% of guest room revenues. Marketing fees paid to Marriott were $87,000 (unaudited), $173,000 and $110,000 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011, respectively, and were reflected in Marketing in the accompanying consolidated statements of operations.

Note 7. Franchise Fees

The Hotel Maya

Pursuant to Queensbay’s franchise agreement, effective November 1, 2010 and terminating August 31, 2020, with Doubletree Franchise, LLC, a subsidiary of Hilton Worldwide, the Company is obligated to pay a monthly program fee of 4% of The Hotel

Exhibit 99.2 - 12

Notes to Consolidated Financial Statements

Maya’s gross room revenue plus monthly royalty fees based on the schedule below:

Royalty Fee as a Percentage of Gross Rooms Revenue
11/2010 - 10/2012	2.5%
11/2012 - 10/2013	3.0%
11/2013 - 10/2014	3.5%
11/2014 - 10/2015	4.0%
11/2015 - 8/2020	5.0%

Franchise fees expense was $120,900 (unaudited), $200,600 and $117,000 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and the period from May 5, 2011 through December 31, 2011, respectively, and is reflected in Marketing in the accompanying consolidated statements of operations.

Residence Inn

Pursuant to Portside’s management agreement with Marriott (Note 6), the Company does not pay any franchise fees for the Residence Inn.

Note 8. Fair Value Measurements

The fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

Derivative Asset — Our derivative asset is comprised of an interest rate cap. This derivative instrument was measured at fair value using readily observable market inputs, such as quotations on interest rates. This derivative instrument was classified as Level 2 as this instrument is a custom, over-the-counter contract with various bank counterparties that are not traded in an active market.

The following table sets forth our asset that was accounted for at fair value on a recurring basis:

			Fair Value Measurements at July 17, 2013 (Unaudited) Using:
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	Balance Sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Derivative asset	Prepaid expenses and other assets	$6,200	$—	$6,200	$—

			Fair Value Measurements at December 31, 2012 Using:
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	Balance Sheet location	Total	(Level 1)	(Level 2)	(Level 3)
Derivative asset	Prepaid expenses and other assets	$5,600	$—	$5,600	$—

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and the period from acquisition through December 31, 2011. Gains and losses (realized and unrealized) included in earnings are reported in Other comprehensive income (loss) in the consolidated statements of changes in members’ equity.

Exhibit 99.2 - 13

Notes to Consolidated Financial Statements

Our other financial instrument had the following carrying value and fair value:

		July 17, 2013 (Unaudited)		December 31, 2012
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt	3	$45,939,800	$47,178,100	$46,148,100	$47,902,300

Note 9. Derivative Financial Instruments

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into, financial instruments for trading or speculative purposes. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

Interest Rate Cap

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our investment partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate cap agreements with counterparties. An interest rate cap limits the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using the interest rate cap is to limit our exposure to interest rate movements.

In June 2012, we refinanced the existing debt on the Hotel Maya for a three-year $15,000,000 mortgage that bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.5% per year and matures July 1, 2015. The interest rate is effectively capped at 4.5% through an interest rate cap.

The following table sets forth certain information regarding our derivative instrument:

		Asset Derivatives Fair Value at
Derivative Instruments	Balance Sheet Location	July 17, 2013 (Unaudited)	December 31, 2012
Interest rate cap	Prepaid expenses and other assets	$6,200	$5,600

The following tables present the impact of our derivative instrument on the consolidated financial statements:

Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivatives (Effective Portion)
Period from
	January 1, 2013		Period from
	through		May 5, 2011
	July 17, 2013		(Acquisition)
	(Date of sale)	Year Ended	through
Derivative in Cash Flow Hedging Relationships	(Unaudited)	December 31, 2012	December 31, 2011
Interest rate cap	$1,000	$(33,900)	$—

Note 10. Debt

Debt is summarized as follows:

	July 17, 2013 (Unaudited)	December 31, 2012
Residence Inn loan (a)	$30,939,800	$31,148,100
Hotel Maya loan (b)	15,000,000	15,000,000
	$45,939,800	$46,148,100

Exhibit 99.2 - 14

Notes to Consolidated Financial Statements

_________

(a)
On August 10, 2007, Portside entered into a debt agreement with Connecticut General Life Insurance Company (“Connecticut General”) for $31,875,000 at a fixed rate of 7.25% per annum. The debt is secured by a Leasehold Deed of Trust, Security Agreement with Assignment of Rents and Fixture Filing, and a first priority security interest in personal property and assignment of rents and leases. During the first three years of the loan, Portside shall pay Connecticut General monthly interest only payments. At the commencement of the fourth year, Portside shall pay Connecticut General monthly principal and interest payments on the basis of a 30-year amortization until the loan matures on September 1, 2017, at which time the remaining unpaid principal and accrued and unpaid interest is due. As of July 17, 2013 and December 31, 2012, the fair value of the debt was estimated to be $32,178,100 (unaudited) and $32,902,300, respectively.

(b)
The debt on the Hotel Maya was refinanced in June 2012 and is a three-year $15,000,000 mortgage that bears interest at LIBOR plus 2.5% per year and matures July 1, 2015. The interest rate is effectively capped at 4.5% through an interest rate cap (Note 9). The loan is interest only for the first three years and has a 30-year amortization period thereafter. We are a guarantor of the mortgage financing on the Hotel Maya. This loan is considered limited recourse because Ensemble has agreed to be responsible for, and has indemnified us regarding, any and all amounts due under the guarantee. As of both July 17, 2013 (unaudited) and December 31, 2012, the fair value of the debt was estimated to be $15,000,000.

As of July 17, 2013, the Company was in compliance with all financial covenants related to these mortgage obligations.

Interest expense was $1,436,900 (unaudited), $3,094,500 and $2,186,400 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011, respectively, and is a component of Interest and loan cost expenses in the accompanying consolidated statements of operations.

The following is a summary of principal payments and maturities of debt obligations:

Years Ending December 31,	Amount
2013 (remaining)	$154,700
2014	390,200
2015	15,419,400
2016	450,900
2017	29,524,600
Total	$45,939,800

Note 11. Related-Party Transactions

In May 2011, the Company entered into a management agreement with EHP to manage The Hotel Maya. The management agreement is for a seven-year term, with automatic one-year renewal terms. The management fee will total 3% of total monthly revenues and will be paid monthly in arrears. Management fees were $240,500 (unaudited) and $437,000 for the period from January 1, 2013 through July 17, 2013 and for the year ended December 31, 2012, respectively. No management fees were incurred for the year ended for the period from May 5, 2011 through December 31, 2011 due to a negotiation with CWI to waive management fees through December 31, 2011.

The Company pays operating and accounting fees to the manager, EHP, payable in equal monthly installments. The fees amounted to $42,000 (unaudited), $84,000 and $56,000 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011, respectively.

Note 12. Income Taxes

We have elected to treat our wholly-owned corporate subsidiary, which engages in hotel operations, as a TRS, and it is, therefore, subject to taxation. State income tax expense of $22,351 (unaudited), $2,634 and $800 was included for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011, respectively, and its related payable was included in Accrued expenses and other payables as of July 17, 2013 and December 31, 2012. There was no federal income tax expense as a result of the loss of the TRS for the period for the period from May 5, 2011 through December 31, 2011. As a result, there was a net operating loss carryforward to 2012 which offset the federal income tax expense and as a result, the federal income tax expense for the year ended December 31, 2012 was $9,722. For the period from January 1, 2013 through July 17, 2013, federal income tax expense was $79,759 (unaudited) resulting from increased profitability at the TRS. In addition, the Company incurred franchise tax expenses of $12,900

Exhibit 99.2 - 15

Notes to Consolidated Financial Statements

(unaudited), $19,600 and $4,100 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At July 17, 2013 and December 31, 2012, the TRS had a deferred tax asset of $27,933 (unaudited) and $74,355, respectively, resulting from accrued but unpaid vacation payable.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2011 through 2013 remain open to examination by the major taxing jurisdictions to which we are subject.

Note 13. Commitments and Contingencies

Rent expense under non-cancellable ground leases, amounted to $54,700 (unaudited), $109,500 and $72,900 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011, respectively, and is reflected in Property expenses in the accompanying consolidated statements of operations. The Company also leases office equipment under various lease agreements that amounted to $7,600 (unaudited), $12,600 and $36,200 for the period from January 1, 2013 through July 17, 2013, the year ended December 31, 2012 and for the period from May 5, 2011 through December 31, 2011, respectively, and is reflected in various operating department expenses in the accompanying consolidated statements of operations.

Scheduled commitments and contingencies for the remainder of 2013, each of the next four calendar years following December 31, 2013, and thereafter are as follows (in thousands):

Years Ending December 31,	Amount
2013 (remaining)	$5,754
2014	12,669
2015	12,788
2016	10,659
2017	10,033
Thereafter	30,865
Total	$82,768

From time to time, the Company is involved with legal proceedings and claims arising in the ordinary course of business. The Company maintains adequate liability insurance, and, in the opinion of the Company, any ultimate liability from such claims will not have a material effect on the financial position, results of operations or cash flows of the Company. There were no unresolved claims as of July 17, 2013 (unaudited) and December 31, 2012.

Note 14. Subsequent Event

CWI sold its 49% interest in the Company on July 17, 2013.

For the year ended December 31, 2012, management has evaluated subsequent events through March 12, 2013, the date the financial statements were available for issuance, and determined that there were no material subsequent events to be disclosed.  For the period ended July 17, 2013 (unaudited), management has evaluated subsequent events through March 17, 2014, the date the financial statements were available for issuance, and determined that there were no additional material subsequent events to be disclosed.

Exhibit 99.2 - 16